SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Predictive Technology Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74039H102

 (CUSIP Number)

Bradley Carling Robinson

2735 East Parleys Way, Suite 205

Salt Lake City, Utah 84109

Tel. (888) 407-9761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) (g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74039H102

1	Names of Reporting Persons. Bradley Carling Robinson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,000,000
	8	Shared Voting Power 4,492,482 *
	9	Sole Dispositive Power 20,000,000
	10	Shared Dispositive Power 4,492,482 *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,492,482 *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 9.84% *
14	Type of Reporting Person (See Instructions) IN

* The amount indicated includes 4,492,482 shares of common stock owned by Axis Capital Partners, LLC, an entity in which Mr. Robinson is a manager and has a beneficial interest. The amount indicated does not include 18,000,000 shares of common stock owned by Rhea Holdings, LLC, an entity in which Trisha L. Robinson, Mr. Robinson's wife, is the manager and in which Trisha L. Robinson and children of Bradley and Trisha Robinson have a beneficial interest.

CUSIP No. 74039H102

1	Names of Reporting Persons. Trisha L. Robinson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,000,000
	8	Shared Voting Power 0 *
	9	Sole Dispositive Power 18,000,000
	10	Shared Dispositive Power 0 *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000 *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 7.23% *
14	Type of Reporting Person (See Instructions) IN

* The amount indicated includes 18,000,000 shares of common stock owned by Rhea Holdings, LLC, an entity in which Trisha L. Robinson, Bradley C. Robinson's wife, is the manager and in which Trisha L. Robinson and the children of Bradley and Trisha Robinson have a beneficial interest. The amount indicated does not include 20,000,000 shares of common stock owned by Bradley C. Robinson, Ms. Robinson’s husband, or 4,492,482 shares of common stock owned by Axis Capital Partners, LLC, an entity in which Mr. Robinson is a manager and has a beneficial interest.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of Predictive Technology Group, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 2735 East Parleys Way, Suite 205, Salt Lake City, Utah 84109.

Item 2. Identity and Background

(a) Name

This statement is being filed by Bradley Carling Robinson and Trisha Robinson.

(b) Residence or business address

Mr. Robinson’s address is 2735 East Parleys Way, Suite 205, Salt Lake City, Utah 84109. Ms. Robinson’s address is 1115 East ironwood Drive, North Salt Lake, Utah 84054.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

Mr. Robinson is principally employed as the Chief Executive Officer of Predictive Technology Group, Inc. Ms. Robinson is not currently employed.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

Not applicable.

(e) Whether of not, during the last five years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

Not applicable.

(f) Citizenship.

The Robinsons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable. These were founders shares.

Item 4.Purpose of Transaction

The Robinsons acquired the Common Stock for investment purposes. In pursuing such investment purposes, the Robinsons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as each of them deems advisable to benefit from changes in market prices of the Common Stock, changes in the Company’s  operations, business strategy or prospects, or from sale or merger of the Company. The Robinsons reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional common Common Stock or dispose of all the Common Stock beneficially owned by either of them, in the public market or privately negotiated transactions.  The Robinsons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, (i) Mr. Robinson is the beneficial owner of 24,492,482 shares of Common Stock, representing approximately 9.894% of the issuer’s outstanding common stock and (ii) Ms. Robinson is the beneficial owner of 18,000,000 shares of Common Stock, representing approximately 7.23% of the issuer’s outstanding common stock.

(b)Number of shares of Common Stock as to which the Bradley C. Robinson has:

(i) Sole power to vote or direct the vote: 20,000,000

(ii) Shared power to vote or direct the vote: 4,492,482*

(iii) Sole power to dispose or direct the disposition: 20,000,000

(iv) Shared power to dispose or direct the disposition: 4,492,482*

* The amount indicated includes 4,492,482 shares of common stock owned by Axis Capital Partners, LLC, an entity in which Mr. Robinson is a manager and has a beneficial interest. The amount indicated does not include 18,000,000 shares of common stock owned by Rhea Holdings, LLC, an entity in which Trisha L. Robinson, Mr. Robinson's wife, is the manager and in which Trisha L. Robinson and children of Bradley and Trisha Robinson have a beneficial interest.

Number of shares of Common Stock as to which the Trisha F. Robinson has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 18,000,000*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 18,000,000*

* The amount indicated includes 18,000,000 shares of common stock owned by Rhea Holdings, LLC, an entity in which Trisha L. Robinson, Bradley C. Robinson's wife, is the manager and in which Trisha L. Robinson and the children of Bradley and Trisha Robinson have a beneficial interest. The amount indicated does not include 20,000,000 shares of common stock owned by Bradley C. Robinson, Ms. Robinson’s husband, or 4,492,482 shares of common stock owned by Axis Capital Partners, LLC, an entity in which Mr. Robinson is a manager and has a beneficial interest.

(c) Neither of the Robinsons have been a party to any transaction with respect to the Company’s common stock effected during the past sixty (60) days.

(d) No person, other than the identified reporting persons, has the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by the respective reporting persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, neither of the Robinsons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2019	/s/ Bradley C. Robinson Bradley C. Robinson
Dated: February 26, 2019	/s/ Trisha F. Robinson Trisha F. Robinson